UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For May 27, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  May 27, 2005

May 27, 2005


British Columbia Securities Commission                      Alberta Securities Commission,
1100 - 865 Hornby Street                                    300 - 5th Avenue S.W., 4th Floor,
Vancouver, British Columbia  V6Z 2H4                        Calgary, Alberta  T2P 3C5


Saskatchewan Securities Commission                          Manitoba Securities Commission
Suite 800, 1920 Broad Street                                1128, 405 Broadway Avenue
Regina, Saskatchewan S4P 3V6                                Winnipeg, Manitoba R3C 3L6


Ontario Securities Commission                               L'Autorite des marches financiers
Cadillac Fairview Tower,                                    17th Floor, 800 Victoria Square
Suite 1800, 20 Queen Street West, Box 55                    C.P. 246, Tour de la Bourse
Toronto, Ontario  M5H 3S8                                   Montreal, Quebec  H4Z 1G3


New Brunswick Securities Commission                         Nova Scotia Securities Commission
133 Prince William Street, Suite 606                        2nd Floor, Joseph Howe Building
Box P.O. 5001                                               1690 Hollis Street
Saint John, New Brunswick E2L 4Y9                           Halifax, Nova Scotia B3J 3J9


Prince Edward Island Securities Commission                  Newfoundland Securities Commission
Shaw Building, 4th Floor,                                   Securities Division, Government Services
Charlottetown, P.E.I.  C1A 7N8                              & Land,
                                                            P.O. Box 8700,
                                                            2nd Floor, West Block, Confederation Bldg.
                                                            St. John's, NFLD.  A1B 4J6

Toronto Stock Exchange
130 King Street West
Toronto, ON  M5X 1J2

              PRECISION DRILLING CORPORATION ("THE CORPORATION")
                  ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                 MAY 10, 2005

                           REPORT ON VOTING RESULTS

                   NATIONAL INSTRUMENT 51-102 - SECTION 11.3

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to a vote at the Annual and Special Meeting of the Shareholders of Precision Drilling Corporation held on May 10 2005. The report on the voting results follows:

Number of Shares Outstanding:                  61,322,283
Total number of shares voted by proxy:         40,465,228
Total number of shares voted in person:            39,058
Total number of shares represented:            40,504,286
Total Percentage of Shares voted:                   66.05%


ELECTION OF DIRECTORS

The following nominees were elected by a vote by way of a show of hands, as Directors of the Corporation to hold office until the next Annual Meeting of the Shareholders. As 98.43% of the proxies received and tabulated had indicated they were in favour of the nominees, a ballot was not held.

                                        W.C. (Mickey) Dunn
                                        Robert J. Gibson
                                        Patrick M. Murray
                                        Fred W. Pheasey
                                        Robert L. Phillips
                                        Hank B. Swartout
                                        H. Garth Wiggins

-----------------------------------------------------------------------------
Votes For                  39,831,841       Shares               98.43%
-----------------------------------------------------------------------------
Votes Withheld               633,387        Shares                1.57%
-----------------------------------------------------------------------------
Invalid/spoiled                Nil          Shares
-----------------------------------------------------------------------------


APPOINTMENT OF AUDITORS

By vote by way of a show of hands, KPMG LLP were appointed Auditors of the Corporation. As 99.33% of the proxies received and tabulated had indicated they were in favour of the appointment of KPMG LLP as Auditors of the Corporation, a ballot was not held.

-----------------------------------------------------------------------------
Votes for                  40,179,018       Shares               99.33%
-----------------------------------------------------------------------------
Votes withheld               271,529        Shares                0.67%
-----------------------------------------------------------------------------
Invalid/spoiled              14,681         Shares
-----------------------------------------------------------------------------

AMENDMENT OF PRECISION'S ARTICLES TO DIVIDE THE ISSUED AND OUTSTANDNG COMMON SHARES OF PRECISION ON A TWO-FOR-ONE BASIS.

By vote by way of a show of hands, the shareholders approved the amendment of Precision's articles to divide the issued and outstanding Common Shares of Precision on a two-for-one basis. As 99.93% of the proxies received and tabulated had indicated they were in favour of the appointment of KPMG LLP as Auditors of the Corporation, a ballot was not held.

---------------------------------------------------------------------------
Votes for                  40,388,665     Shares                 99.93%
---------------------------------------------------------------------------
Votes withheld               29,318       Shares                  0.07%
---------------------------------------------------------------------------
Invalid/spoiled              47,245       Shares
---------------------------------------------------------------------------


APPROVAL OF THE 2005 STOCK OPTION PLAN

A ballot was conducted with respect to the approval of the 2005 Stock Option Plan as greater than 5% of the Common Shares were voted by proxy against this resolution. According to the proxies received and ballots cast, the 2005 Stock Option was approved.

-----------------------------------------------------------------------------
Votes for                20,159,204      Shares                 56.42%
-----------------------------------------------------------------------------
Votes against            15,570,200      Shares                 43.58%
-----------------------------------------------------------------------------
Invalid/Spoiled           1,083,378      Shares
-----------------------------------------------------------------------------
Non-Votes                 3,691,504      Shares
-----------------------------------------------------------------------------



PRECISION DRILLING CORPORATION


/s/ Jan M. Campbell
-------------------------
Jan M. Campbell
Corporate Secretary